Certificate of Author

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1)	I am a consulting geological engineer with an office at #1215 - 675 W est Hastings Street, Vancouver, British Columbia.

2)	I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M .A. Sc., both in Geological Engineering.

3)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4)	I have practiced my profession continuously since 1970.

5)

I have read the definition of “qualified person”set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6)

This report titled “The Exploration Activities of Fronteer Development Group Inc.on the Agi Dagi Gold Property, Canakkale Province, Turkey from April 2004 to December 2005”is based on a study of the data available on the Agi Dagi Project. I am responsible for the supervision of the preparation of the entire report, and for preparation of Section 19 of the aforementioned report. I have visited the property from April 4-7, 2005.

7)	I have previously worked on this deposit producing an in house preliminary resource estimate for Baba Dagi in 2004.

8)	I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report.

9)	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public files on their websites accessible by the public.

Dated this 25th day of May, 2006

84